FORM 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2021
Commission File Number: 001-40394
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Similarweb Ltd.
(Translation of registrant’s name into English)
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121 Menachem Begin Rd.,
Tel Aviv-Yafo 6701203, Israel
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

EXHIBIT INDEX

On February 16, 2022, Similarweb Ltd. will hold a conference call regarding its financial results for the fourth quarter and the year ended December 31, 2021. A copy of the related press release is furnished as Exhibit 99.1 hereto.

The press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statement on Form S-8 (File No. 333-256324).

Exhibit No.	Description

99.1	Press Release of Similarweb Ltd., dated February 16, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Similarweb Ltd.

Date: February 16, 2022	By:	/s/ Jason Schwartz
Jason Schwartz Chief Financial Officer